Delisting Determination, The Nasdaq Stock Market, LLC, November 20, 2023, Ontrak, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the 9.50% Series A Cumulative Perpetual Preferred Stock of Ontrak, Inc., effective at the opening of the trading session on November 30, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5555(a)(1).
The Company was notified of the Staff determination on October 11, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on October 20, 2023. The Staff determination to delist the Company securities became final on October 20, 2023.